Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following was posted to the Facebook account of Dell Technologies Inc. on November 8, 2018.

•	The following was posted to the LinkedIn account of Dell Technologies Inc. on November 8, 2018.

•	The following was posted to the Twitter account of Dell Technologies Inc. on November 8, 2018.

•	Full text of the Forbes article accessible through the link included in the posts above is reproduced below:

Stop Betting Against Dell’s DVMT Conversion- You Look Foolish

Patrick Moorhead Contributor

Nov 5, 2018

Given the recently announced Dell Technologies’ DVMT conversion plan and the potential for investors to be able to invest in the entire company, I thought now would be a good time to weigh back in on the company.

Michael Dell has an amazing knack for getting it right, despite the mutterings of some naysayers with specific agendas (remember what Carl Icahn was saying about the Dell go-private deal). Let’s take a closer look at where Dell Technologies has been and where it’s going, getting a better appreciation of where we are today and the potential for the future.

From my industry analyst vantage point, Dell Technologies’ future potential looks great.

Dell goes private

To understand where Dell is at now, it’s important to first look backwards to the 2013 leveraged buyout of the company that turned it back to a private company in the first place, before it acquired EMC.

If you can recall all the way back to 2013, there were two core beliefs that ended up being false- that all of the “enterprise applications were moving to the public cloud” and “the PC is dead.” These falsehoods were driven by the huge growth rates the public cloud players were having and big growth in the tablet market with a corresponding, sharp decline in enterprise IT sales and PC stagnation.

While Dell knew these myths were false, the stock market did not, and Dell’s stock price and market value declined. I’m not surprised Wall Street missed this as it misses many trends, getting caught in the short-term hype. These myths did have an air of truth to them as the enterprise did want a “cloud-like experience” but on-prem and that consumer wanted PCs with tablet-like attributes like touch-screen, app stores, instant-on, and longer battery life.

Dell knew it needed to change in some big ways but correctly recognized that Wall Street wouldn’t give them the time it would take for a turnaround. Therefore, Dell went private and made some huge divestitures- its legacy services and software divisions.

Dell and EMC

To better capitalize on the “private cloud,” Dell knew it needed a bigger and more strategic set of assets. It didn’t have a cloud stack, and while it did have an enterprise storage business, it was a distant fourth place to EMC, NetApp, and HP. Dell bought EMC two years ago which brought with it a leading enterprise storage portfolio, a virtualization and future private cloud stack with VMware, a leading security company with RSA, and an upcoming private cloud app platform with Pivotal.

At $67 billion, the Dell-EMC combination was the largest tech deal in industry history. Mergers of this magnitude are notoriously hard to pull off and most had failed, as I lived through. The same cast of characters came out of the woodwork to throw stones and talk about how “doomed” the Dell EMC combination was given the amount of debt. However, thanks to the leadership and a well-conceived integration process, it went off with few if any unexpected issues. I wrote here about the Dell-EMC merger and the herculean integration effort about a year ago.

One year after the merger, 91% of customers surveyed believed that Dell EMC had delivered on its pre-merger promises—perhaps the most telling metric of all.

Dell Technologies today

So how are things going? Overall, Dell Technologies has made considerable progress paying down the debt it incurred from the deal and has gained market shares in PCs, servers, HCI, storage, software-defined networking and more.

The company announced at a recent financial analyst and potential DVMT investor event that it is in the early stages of a gigantic technology-led investment cycle and is poised to capitalize on the industry’s projected half a trillion-dollar TAM increase ($3.1T-3.6T) over the course of the next 5 years. It believes this opportunity is driven by the growth of big data, and the associated fields of artificial intelligence, machine learning, and IoT. All of this makes perfect sense to me, and it would be hard for anyone to argue this isn’t true. The only thing up for debate is the “when,” “how big is the market exactly,” and “how much does Dell Technologies get?”

Dell Technologies is currently looking well-positioned for this virtuous cycle and showing growth across its family of businesses. Over the past 12 months, Dell reported it had generated $86.8 billion in non-GAAP revenue, $10 billion of adjusted EBITDA, and $8.5 billion in cash flow from operations. The company boasts number one status in some of the largest sectors—the $76 billion x86 server sector, the $26 billion enterprise storage sector, and the $189 billion client sector, to name a few.

In the PC and accessories business, CSG, the last 12 months have seen revenues of $41.7 billion, growing 14% in Q1 and 13% of Q2. This makes Dell number one in PC revenue, and as it is focused on commercial markets and the high-growth gaming market, it’s number one in profits. According to IDC, Dell holds the number one unit market share position in workstations, gaming, and flat panel monitors. Overall, its global PC share is huge—18.2% of the total market, and 22.8% of commercial PCs.

Looking to Dell’s ISG (Infrastructure Solutions Group) business, Dell reported $34.4 billion worth of revenue for the past 12 months, with $3.9 billion of operating income. The company’s ISG business grew 25% in Q1 and 24% in Q2. It claims the leadership position based on IDC and Gartner figures in external storage, data protection, converged infrastructure, hyperconverged infrastructure, x86 server units and revenue, and mainstream server units and revenue. Storage was looking challenged for a few quarters, but it appears that ship has “righted” under the leadership of Dell Technologies vice chairman and new head of all products, Jeff Clarke.

VMware is also cooking with gas, showing $8.4 billion in revenue and $2.8 billion in operating income over the last 12 months. VMware boasts the number one position in virtualization and cloud infrastructure and is also excelling in the software-defined data center, networking, software-defined WAN, and end-user computing.

What investors had previously failed to appreciate about VMWare was the strength of on-prem demand (easy to miss) and VMware’s ability to pivot to a software-defined private cloud stack. Ironically, VMWare has positioned itself as a leading enterprise cloud stack (if not the leading) after years of being positioned into a legacy, virtualization-only play. It was easy to miss (I did) as OpenStack looked hot and on the HCI-front, Nutanix was killing it, which looked like VMware could be on the outside, looking in. Heck, VMware leads in HCI and SDN ports- seriously, who would have thought?

It’s not all chocolate, cherries, and champagne. VMware still needs to fully take advantage of, and benefit from, containers, Kubernetes, IoT, and potentially stave off the recent IBM-RedHat combination, but I’m certainly not betting against the company. People who have bet against VMware the last five years have ended up being very wrong.

Finally, when Dell merged with EMC, many were concerned about the massive debt the company would take on from the deal. The company has managed to pay down $13.7 billion over the past couple of years, with plans to put down another $800 million before the end of this year. Don’t get me wrong, people were right to look into it, but in true form, Dell under-promised and over-delivered.

Wrapping up

In short, I currently see Dell Technologies firing on all cylinders across its family of businesses and showing very real growth and profitability. Dell knows how to successfully change as demonstrated by its initial go-private move, spinning-off of legacy or non-strategic businesses and its successful merger with EMC. With regards to Dell plus EMC, I have to say I haven’t seen a more successful mega-merger. I personally experienced the failed AT&T-NCR acquisition and had a front-row seat for the Compaq-HP merger, and Dell-EMC had a very different outcome on a very different timeframe. Aside from some macroeconomic change, it’s not very smart to bet against Dell Technologies right now, as the ones who did many times before looked very foolish.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of

Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus was mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

Participants in the Solicitation

Dell Technologies and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus that has been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.